                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                _______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 75)

                          Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   80190410
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                                (CUSIP Number)

                  Paul W. Lowden, Santa Fe Gaming Corporation
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         4336 Losee Rd, North Las Vegas, Nevada  89030, (702) 658-4300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


______________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)
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CSUIP No.  80190410                   13D                  Page  2  of  5 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Paul W. Lowden
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
    N/A                                                                (b) [_]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                      7  SOLE VOTING POWER
         NUMBER OF       4,915,144 (rounded up to the nearest whole share)
                     -----------------------------------------------------------
          SHARES      8  SHARED VOTING POWER
       BENEFICIALLY      0
         OWNED BY
                     -----------------------------------------------------------
           EACH       9  SOLE DISPOSITIVE POWER
         REPORTING       4,915,144  (rounded up to the nearest whole share)
                     -----------------------------------------------------------

          PERSON     10  SHARED DISPOSITIVE POWER
           WITH                           0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,915,144 (rounded up to the nearest whole share)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    N/A
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    74.85%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CSUIP No.  80190410                   13D                  Page  3  of  5 Pages


     This Amendment No. 75 amends and supplements the Schedule 13D, as amended through Amendment No. 74 dated February 2, 2001 (the "Schedule 13D"), of Mr. Paul W. Lowden, relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Santa Fe Gaming Corporation (the "Company"), a Nevada corporation, filed pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company, formerly known as Sahara Gaming Corporation ("Sahara Gaming"), a publicly traded Nevada corporation, is the successor corporation of two affiliates, Sahara Resorts ("Sahara Resorts"), a Nevada corporation, and Sahara Casino Partners. L.P. (the "Partnership"), a Delaware limited partnership, which combined in a business combination in September 1993 (the "Reorganization").

     In September 1993, (i) the Partnership was converted into corporate form through the merger of the Partnership with and into Sahara Gaming (the "Partnership Merger"), as a result of which Sahara Gaming was the surviving entity, and (ii) Sahara Resorts was merged into Sahara Merger Corp. ("Merger Corp."), a Nevada corporation wholly-owned by Sahara Gaming, as a result of which Sahara Resorts was the surviving corporation wholly-owned by Sahara Gaming. At the time of the Reorganization, Sahara Resorts was the holding company for a majority interest in the Partnership and its operations. As a result of the Reorganization, Sahara Gaming succeeded to all of the assets and liabilities of the Partnership and Sahara Resorts and was the successor issuer of Sahara Resorts for purposes of Rule 414 under the Securities Act of 1933, as amended. In 1996, Sahara Gaming changed its name to Santa Fe Gaming Corporation (the "Company").

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     The response to Item 5 is hereby amended and restated in its entirety to read as set forth below. Item 5(c) has been amended to reflect additional acquisitions made by Mr. Lowden's wholly owned corporation, LICO, since Mr. Lowden's Amendment No. 74 to Schedule 13D was filed with the Securities and Exchange Commission on February 12, 2001.

     (a) Mr. Lowden beneficially owns 4,915,144 shares of Common Stock, or 74.85% of the outstanding Common Stock of the Company. Of 4,915,144 shares beneficially owned by Mr. Lowden, Mr. Lowden has the right to acquire 359,510 of the shares under stock options which have been granted to him pursuant to the Company's employee stock option plan and which are exercisable currently.

     (b) Mr. Lowden has sole voting and dispositive power with respect to 4,915,144 shares of Common Stock, or 74.85%of the outstanding Common Stock of the Company.

CSUIP No.  80190410                   13D                  Page  4  of  5 Pages

     (c) Set forth below are acquisitions of Common Stock by LICO since February 2, 2001. Mr. Lowden is the 100% shareholder of LICO, which is a shareholder of
the Company.   Pursuant to Rule 13d-3(a) of the Exchange Act, because of Mr.
Lowden's relationship to LICO, Mr. Lowden is deemed to be the indirect beneficial owner of Common Stock purchased by LICO. Since February 2, 2001 LICO acquired 97,000 shares of Common Stock through open market transactions.




                                       Number of Shares
                                     -------------------
      Date                            Purchased/Acquired                Price Per Share
      ----                           -------------------                ---------------
     2/9/01                                 5,000                                  4.8750
     2/12/01                                5,000                                  4.8750
     2/13/01                                1,500                                  4.8750
     2/14/01                                5,000                                  4.8750
     3/20/01                               25,000                                  4.5000
     3/21/01                                  500                                  4.5000
     3/22/01                                5,000                                  4.4375
     3/22/01                                5,000                                  4.5000
     3/23/01                                5,000                                  4.5000
     3/2/01                                 5,000                                  4.5000
     4/2/01                                15,000                                  4.4375
     4/5/01                                20,000                                  4.4376
                                           ------

     Total                                 97,000
                                           ======
-------------------


     (d) Suzanne Lowden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 271 shares of Common Stock registered in her name, as well as 2,125 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, Paul W. Lowden, IV, and 2,396 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, William Lowden. Mr. Lowden disclaims beneficial ownership of such shares.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          None

Item 7.   Material To Be Filed As Exhibits
          --------------------------------

          None

CSUIP No.  80190410                   13D                  Page  5  of  5 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 75 to Schedule 13D is true, complete, and correct.

Dated:  April 10, 2001

                                               By: /s/ Paul W. Lowden
                                                  ----------------------
                                                   Paul W. Lowden